FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

FURNISHED PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

13 May 2005

BRITISH AIRWAYS Plc

(Registrant's Name)

Waterside HBA3,

PO Box 365

Harmondsworth UB7 0GB

United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1)

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organised (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No X

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CONTENTS

  New Board Members Announcement - 13 May 2005

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

BRITISH AIRWAYS Plc

By: /s/_______________________________
Name: Alan Buchanan
Title: Company Secretary
Date 13 May 2005

INDEX TO EXHIBITS

Exhibit No.	Description

1.	New Board Members Announcement - 13 May 2005

NEW BOARD MEMBERS ANNOUNCED

British Airways today announced several changes to its board of directors which will take place during the Summer months.

Dr Ashok Ganguly and Lord Renwick of Clifton will not stand for re-election at the company's annual general meeting (AGM) on 19 July, 2005, reflecting that they have served nine years since first being elected to the board.

Martin Broughton, British Airways chairman, said "I would like to thank both Ashok and Robin for the wisdom and advice they have brought to the board in their different ways over the years."

Similarly reflecting the impact of the independence criteria for non-executive directors in the new Combined Code, Captain Mike Jeffery, who as a former employee of the company cannot be considered independent under the Code, will also not stand for re-election at the AGM. Mr Broughton paid tribute to the excellent work Captain Jeffery has done during his three years as chairman of the board's safety review committee.

The company announced also the decision of Mike Street OBE, its director of customer service and operations, to retire at the end of September, 2005.

In order to preserve the balance between executive and non-executive directors on the board, the company's commercial director, Martin George, will be nominated for election as a director by shareholders at the AGM.

The board announced that it will nominate two candidates to serve as non-executive directors of the company for election by shareholders at the AGM. They are The Right Honourable the Baroness Symons of Vernham Dean and Ken Smart CBE.

Baroness Symons was Minister of State at the Foreign Office and Deputy Leader of the House of Lords until her resignation from government on 5 May, 2005. Prior to her eight years in government, Liz Symons was general secretary of the Association of First Division Civil Servants. Ken Smart joined the Department for Transport's Air Accidents Investigation Branch (AAIB) in 1975 becoming the UK's Chief Inspector of Air Accidents and Head of the AAIB in September 1990 until his retirement in April 2005. Ken will succeed Mike Jeffery as chairman of the airline's safety review committee.

13 May, 2005 048/IB/05